EXHIBIT 99.02

New appointment of Chairman

Date of events: 2016/12/15

Contents:

1.Date of the board of directors resolution or date of occurrence of the change:2016/12/15

2.Type of personnel (chairman or general manager):Chairman

3.Name and resume of the replaced personnel:Lih-Shyng Tsai, served as the Chairman and CEO of TSMC Solar and TSMC Solid State Lighting; Ph. D. degree in Material Science and Engineering Cornell University, Ithaca, NY, USA.

4.Name and resume of the new personnel:Yu Cheng, Director for Chunghwa Telecom; served as CEO of Contemporary Taiwan Development Foundation, Vice President and Editor-in-Chief of Commercial Times, the President and Director of Taiwan Television Enterprise, Ltd., the Chairman of Radio Taiwan International, Commissioner and Vice Chairman of Fair Trade Commission of Executive Yuan.; M.B.A., National Chengchi University.

5.Type of the change (please enter: “resignation”, “conge”, “tenure expired” ,“position adjustment”, “dismissal”, “retirement”, “death” or “new appointment” ):Dismissal

6.Reason for the change:Leave

7.Effective date of the new appointment:2016/12/15

8.Any other matters that need to be specified:None